

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2019

Akhil Johri
Executive Vice President & Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

   **Re: United Technologies Corporation**
     **Form 10-K for the Fiscal Year Ended December 31, 2018**
     **Filed February 7, 2019**
     **File No. 001-00812**

Dear Mr. Johri:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Transportation and Leisure